UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

CHINA EDUCATION TECHNOLOGY, INC.

Nevada

(State or other jurisdiction of incorporation or organization)

000-52407 (Commission File Number)	94-3251254 (IRS Employer Identification Number)

123 WEST NYE LN STE 129

CARSON CITY

NV 89706

(Address of principal executive offices)

(8620) 6108-8998 - Telephone

(Issuer's telephone number)

Copies to:

Greentree Financial Group, Inc.

7951 S.W. 6th Street, Suite 216

Plantation, Florida 33324

(954) 424-2345 Office

(954) 424-2230 Fax

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS
REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED, AND YOU ARE
REQUESTED NOT TO SEND THE COMPANY A PROXY.

CHINA EDUCATION TECHNOLOGY, INC.

123 WEST NYE LN STE 129

CARSON CITY

NV 89706

(1)

INFORMATION STATEMENT

General

China Education Technology, Inc, (the “Company”) is mailing this information statement on or about February 20, 2012, to the holders of record of shares of its stock as of the close of business on February 10, 2012 pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 there under.

The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the “Board of Directors”) is soliciting proxies in connection with the items described in this Information Statement.

The Company urges you to read this information statement carefully, but you are not required to take any action in connection with this information statement.

You are receiving this Information Statement in connection with the Company's election of two designees ("Designees") to the Board of Directors of the Company and the resignation of Mr. Guoqiang Zhan as President and Director of the Company.

On March 4, 2008, the Registrant executed a Plan of Exchange (the “Agreement”) between and among the Registrant, ADDE EDUCATION HLDS LTD., a corporation organized and existing under the laws of Hong Kong Special Administrative Region of People’s Republic of China (“ADDE”), the shareholders of ADDE (the “ADDE Shareholders”) and the Majority Shareholder of the Registrant (the “CEDT Shareholders”). The Plan of Exchange is hereby incorporated by reference from the Form 8-K filed with the Commission on March 11, 2008.

On March 4th, 2008 the Registrant, ADDE, and Mr. Guoqiang Zhan entered into the Agreement pursuant to which the Registrant agreed to acquire from ADDE one hundred percent (100%) of all of the capital stock of ADDE (the “ADDE Share Capital”), in exchange for an issuance by the Registrant of 20,000,000 new shares of Common Stock and 1,350,000 new shares of Preferred Stock (1:50) of the Registrant to ADDE. In addition, ADDE and/or the ADDE Shareholders would acquire 632,253 shares of Common Stock from Mr. Zhan in exchange for a cash payment by ADDE and/or the ADDE Shareholders of an amount equal to $260,000 to Mr. Zhan and a promissory note (the “Note”) payable to Mr. Zhan by ADDE and/or the ADDE Shareholders in an amount equal to $260,000 which was guaranteed by the Registrant and collateralized by 10,000,000 shares of stock issued out of treasury and pledged by the majority holders of the Registrant.

The Series 2008 secured Note Due March 4th, 2009 for the principle amount of Two Hundred Sixty thousand dollars ($260,000), evidencing the loan used to purchase a controlling position in the Registrant, was duly authorized and became payable and due not later than March 4, 2009 (“Maturity Date”), in an aggregate face amount of Two Hundred Sixty Thousand dollar ($260,000).

Simultaneous to the Note, the parties had executed a Stock Pledge Agreement dated as of the March 4th 2008 by and among Mr. Zhan Guoqiang (the “Secured Party”), and Ms.Yan Changping (the “Pledgor”), the Pledgor had agreed to pledge certain securities to secure performance of the Registrant’s obligations under the Note consisting of securities, issued by China education Technology, Inc., (F/K/A Envirosafe Corporation) equal to a controlling interest in the Registrant. The Pledgor further agreed to maintain the value of the collateral shares together with any additions, replacements, accessions or substitutes therefor or proceeds thereof for the benefit of the Secured Party.

Around March 2009 it became clear that the Registrant would not be able to meet its obligations under the Note, but the parties agreed to continue with good faith negotiations to work out a new payment schedule. During the course of the negotiations, additional collateral was sent by the Pledgor to the Secured Party consisting of 2,500,000 shares of Common Stock and 658,000 shares of Preferred Stock in order to encourage continued discussion and provide additional comfort to the Secured Party.

Regrettably, in 2011 the good faith negotiations for repayment of the Note broke off and the parties ended all communication without any mutual agreement or resolution on the matter. After attempting to contact the Registrant for several months without any response, Mr. Zhan has decided to foreclose on the preferred and common shares held as collateral pursuant to the Stock Pledge Agreement resulting in a change of control of the Registrant.

On February 10, 2012 the majority shareholder of the company, Mr. Guoqiang Zhan approved the immediate resignation and removal of all Officers of the Registrant, effective immediately, and the resignation and removal of all Directors of the Registrant effective on the tenth day following our mailing of the Information Statement to our stockholders, which will be mailed on or about February 20, 2012. The removal of all of the Officers and Directors of the Registrant was in connection with the foreclosure on the collateral shares mentioned above.

On the same date, Mr. Guoqiang Zhan approved his own appointment as President, Treasurer, Secretary and Principle Financial Officer of the Registrant effective immediately and approved his appointment to the position of Chairman and sole Director of the Registrant effective on the tenth day following our mailing of the Information Statement to our stockholders.

(2)

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14F-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF COMPANY. AS A RESULT, GUOQIANG ZHAN WILL CONTROL THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of Company in connection with the election or appointment of the Designees to the Board. However, Section 14(f) of the Securities Act of 1934, as amended ("Exchange Act"), requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES OF THE COMPANY:

On February 10, 2012 there were 26,767,798 issued and outstanding shares of par value $.0001 Common Stock and 870,000 shares of Preferred Stock par value $0001.  Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders and each share of Preferred Stock entitles the holder thereof to fifty votes on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information, as of February 10, 2012 concerning shares of common and preferred stock of the Company, held by (1) each shareholder known by the Registrant to own beneficially more than five percent of the common stock, (2) each director of the Registrant, (3) each executive officer of the Registrant, and (4) all directors and executive officers of the Registrant as a group. The percentage of shares beneficially owned is based on their having been 26,767,798 shares of Common Stock and 870,000 shares of Preferred Stock outstanding as of February 10, 2012.

IMAGE OMITTED	IMAGE OMITTED	IMAGE OMITTED
Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Common and Preferred Stock(2)

Zhan, Guo Qiang 16 Naner Street, Wanshou Road, Suite 602, Haizhu District, Guangzhou, P. R. China	Common 2,500,000 Preferred 778,000	58.92%
Guo, Yan Bin 16 Naner Street, Wanshou Road, Suite 602 Haizhu District, Guangzhou, P. R. China	10,000,000	14.23%
Yan Chang Ping Room 1301,13/F, CRE buildings, 303 Hennessy Road, Wanchai, HongKong	10,079,032	14.34%

All directors and executive officers as a group (person)

(1)	Unless otherwise indicated in the footnotes to the table, each shareholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it.
(2)	Based on 70,267,798 votes of Common and Preferred Stock outstanding.

(3)

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Nominees

Zhan, Guo Qiang – Chairman and Sole Director, President, Treasurer, Secretary and Principal Financial Officer

Mr. Zhan had served previously as our President and Chief Executive Officer. Mr. Zhan has been working in managerial positions in the areas of marketing, administration, and live performance planning. In 2005, Mr. Zhan successfully organized a Gala Charity Dinner Show, “Concert 2005—Supporting Beijing Olympics Construction,” in the China Hotel, a five-star Marriott alliance member in Guangzhou, China. His outstanding organizational and marketing expertise was instrumental to the success of the Gala Show, and the charity fund raised RMB2 million from the show. In 2006, Mr. Zhan organized and produced the 2006 New Year Celebration Concert, Sound of the Spirit, in Shenyang, capital city of Liaoning province in China. The symphony concert was the hot topic of the media and gained the full support from the local government.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s officers and directors and persons who own more than 10% of a registered class of the Company’s equity securities to file certain reports regarding ownership of, and transactions in, the Company’s securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

Based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

Certain Relationships and Related Transactions

There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

Board Committees

The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

Shareholder Communications

The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

(4)

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

Mr. Zhan has not received any cash compensation from the Company in the last three years.

No Directors of the Company have received compensation for their services as Directors nor have they been reimbursed for expenses incurred in attending Board meetings.

The Company may pay cash compensation to its Officers and Directors in the future, however no final determination has been made as of the date hereof.

Director Compensation

The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

Legal Proceedings

The Company is not aware of any legal proceedings in which any Director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such Director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Compliance with Section 16(A) Of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Securities and Exchange Commission ("SEC") initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of the Company. Officers, Directors and greater than ten percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of Forms 3, 4 and 5 received by the Company.

Other Information

The Company files periodic reports, proxy statements and other documents with the Securities and Exchange Commission. You may obtain a copy of these reports by accessing the Securities and Exchange Commission's website at http://www.sec.gov.

(5)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

China Education Technology, Inc.

Guoqiang Zhan

President

Date: February 10, 2012